For Further Information:

Lisa Blaker
9560 Montgomery Road
Cincinnati, Ohio 45242
(513) 659 2001

For Immediate Release

11.4% SHAREHOLDERS & FORMER EXECUTIVE MANAGEMENT OF LCA-VISION SEEK
BOARD REPRESENTATION AND EXECUTIVE MANAGEMENT POSITIONS

CINCINNATI, OHIO (December 4, 2008) – Dr. Stephen Joffe, Craig Joffe, and Alan Buckey today filed an amendment to their Schedule 13D with the U.S. Securities and Exchange Commission.  The group previously filed a 13D disclosing ownership of 11.4% of LCA-Vision, Inc. (Nasdaq GS: LCAV - News), which operates 77 LasikPlus fixed-site laser vision correction centers in 33 states in the United States.  Dr. Joffe is the founder and former Chairman and CEO of LCAV.  Craig Joffe is the former Chief Operating Officer and General Counsel of LCAV, and Alan Buckey is the former Executive Vice President of Finance and Chief Financial Officer of the Company.  The three of them worked together as the executive management team of LCAV (Nasdaq: LCAV) to grow the market capitalization of the Company well in excess of 1000% from 2003-2006.

In a letter, dated December 4, 2008, to Tony Woods and the other members of the Board of Directors of LCA-Vision, the group stated they were “perplexed” by the Board’s failure to solicit their help saving the Company from its current path of self-destruction.  Given the Company’s dire condition and poor prognosis, coupled with the group’s impeccable credentials at growing shareholder value at the Company, the group realized the “disconnect” may be the Board’s need for further clarity specifically how the group could help.

In the letter, the group states, “The three of us believe we can add tremendous value to the Company, its shareholders, and its physicians and employees by providing us Board representation and reappointing us to executive management positions in the Company. We have no doubt we can help provide the strategic vision the Company needs today, and have the experience and expertise to execute that strategy.  We also believe that with these changes, the Board can fulfill its fiduciary duties to its shareholders by helping return some, if not all, of the shareholder value that has been so dramatically squandered over the last couple of years.  We have the unique experience and know-how to help get the Company back on track.  As large shareholders with deep roots to the Company, we also have the passion and commitment to make it happen. Given the current cash burn at the Company, we would appreciate a timely response to our requests made in this letter.”

In addition to Mr. E. Anthony Woods, who in addition to serving as Chairman of LCA-Vision, also serves as a Director of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as a Director of Anchor Funding Services (OTC BB: AFNG.OB – News), the letter dated November 24, 2008, was also copied to Mr. William Bahl, who serves as Chairman of LCAV’s Compensation Committee, Director and Chairman of the Nominating Committee of the Board of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as President & Co-Founder of Bahl & Gaynor; Mr. John Gutfreund, who serves as Chairman of LCAV’s Nominating and Governance Committee and on the Board of Directors of several over-the-counter traded companies, including GVI Securities Solutions (OTC BB: GVSS.OB – News); John Hassan, Chairman of LCAV’s Audit Committee; and Steven Straus, LCAV’s CEO.

 (The full text of the letter appears below)

About Dr. Stephen N. Joffe

Stephen N. Joffe, MD, FACS, age 65, is the founder and former Chairman and Chief Executive Officer of LCA-Vision.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Hearing Foundation, Inc., a hearing company, and Co-Founder of Joffe MediCenter LLC, a healthcare services company.  In addition Dr. Joffe is an Esteemed Quondum Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons in Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

About Craig P.R. Joffe

Craig P.R. Joffe, age 36, was Interim Chief Executive Officer of LCA-Vision from March 2006 through November 2006.  He was appointed Chief Operating Officer of LCA-Vision in September 2005, a position he held through his resignation in March 2008.  He also served as Secretary of LCA Vision from March 2003, when he joined the Company, until March 2008.  He also served on the Board of Directors of LCA-Vision from 2004 through March 2008, and previously served as a Director from 1995 to 1997.  Prior to joining LCA-Vision, Mr. Joffe served as Assistant General Counsel of IAC/InterActiveCorp, a leading publicly traded interactive commerce company, from September 2000 to February 2003.  Previously, Mr. Joffe, a graduate of Harvard Law School and Columbia University, was a general practice associate in the New York and London offices of the law firm Sullivan & Cromwell for over three years, where he concentrated his practice on corporate finance transactions.  Mr. Joffe is currently the Chief Executive Officer and Co-Founder of Joffe MediCenter LLC, a healthcare services company.

About Alan H. Buckey

Alan H. Buckey, age 50, was Executive Vice President of Finance and Chief Financial Officer for LCA-Vision from March 2000 to June 2008.  He came to LCA-Vision from Pease Industries; a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm and as a senior manager with Ernst & Young’s Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision.  Mr. Buckey holds a B.S. in Applied Science from Miami University and holds an M.B.A in Finance from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

Stephen N. Joffe
Craig P. Joffe
Alan H. Buckey
9560 Montgomery Road
Cincinnati, OH 45242

VIA EMAIL & CERTIFIED MAIL

December 4, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As we have previously expressed to you, we are significant shareholders who feel financial, ethical, and reputational responsibilities to the Company and its shareholders to save LCA-Vision from its current path to self-destruction.

From the Board’s lack of responsiveness to our initial discussions, to the recent promotion of Mike Celebrezze to CFO, to the adoption of the “poison pill” without shareholder approval, it became apparent to us that the Board may have outstanding questions or concerns about our genuine offer to help the Company.  Admittedly, this is perplexing to us for two reasons.

First, the Company’s condition today is dire, its prognosis going forward poor.  With the stock price decreasing approximately 90% since the Board appointed Steve Straus CEO in November 2006, the elimination of the quarterly dividend to shareholders, and the suspension of the share repurchase program, the status of the Company today from its recent successes tells a sad tale.  So, too, do the Company’s financial and operating results.  Needless to say, dramatic losses in national market share and revenues plummeting 50% (which is well in excess of overall industry declines) are not typically associated with healthy companies.  And with the Company burning approximately $2 million of cash per month, we can only assume that, like us, the Board is having its share of sleepless nights.

Second, we think the Board would be hard-pressed to find fault with our impeccable credentials in the laser vision correction industry generally, and with LCA-Vision specifically.  It was under our leadership that LCA-Vision provided enviable returns to its shareholders well in excess of 1,000% from 2003-2006.  It was under our leadership that the Company’s physician partners and employees thrived, financially and professionally.  It was under our leadership that the Company generated substantial free cash flow that was used to profitably open vision centers,  pay quarterly dividends to the Company’s shareholders,  repurchase shares, and build a rock solid balance sheet.

So, (i) given the Company is in dire need of help and (ii) the three of us represent the very team that is uniquely positioned to provide such help, we realized there must be a disconnect somewhere along the way.  Recognizing the Board may not feel it understands specifically how we can help, we thought it would be helpful to provide the necessary clarity.

The three of us believe we can add tremendous value to the Company, its shareholders, and its physicians and employees by providing us Board representation and reappointing us to executive management positions in the Company.  We have no doubt we can help provide the strategic vision the Company needs today, and have the experience and expertise to execute that strategy.  We also believe that with these changes, the Board can fulfill its fiduciary duties to its shareholders by helping return some, if not all, of the shareholder value that has been so dramatically squandered over the last couple of years.

We have the unique experience and know-how to help get the Company back on track.

As large shareholders with deep roots to the Company, we also have the passion and commitment to make it happen. Given the current cash burn at the Company, we would appreciate a timely response to our requests made in this letter.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Chairman of Audit Committee
.